08001246

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

22 February 2008

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

**Enclosed** herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

dw 3/13

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

# COCA-COLA AMATIL APPOINTS NEW NON-EXECUTIVE DIRECTOR

**Sydney, 22 February 2008:** Coca-Cola Amatil Ltd ("CCA") is pleased to announce the appointment of Ms Catherine Brenner to the Board of CCA as a non-executive director, effective from 2 April 2008.

After four years with Phillips Fox Solicitors, Ms Brenner joined ABN AMRO (then BZW) in 1997 and was appointed a Managing Director of ABN AMRO Rothschild in 2005.

Ms Brenner retired from ABN AMRO in 2007 to further her career as a full-time non-executive director. She is currently a non-executive director of Centennial Coal Company Limited, Trafalgar Corporate Group Limited, Cryosite Limited and the Australian Brandenburg Orchestra.

The Chairman of CCA, Mr David Gonski AC, said "We are delighted that Catherine has accepted our invitation to join the Board of CCA. Catherine has extensive knowledge and experience in commerce and business generally, and her appointment delivers an improved gender, age and skill-set balance to our Board."

Ms Brenner's appointment takes the number of Directors on the CCA Board to nine including two representatives from The Coca-Cola Company.

For further information, please contact:

**Media**
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

**Analysts**
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

END